UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

EFACTOR GROUP CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

28201T203

(CUSIP Number)

Increasive Ventures BV

Stevensweg 2

Vijfhuizen, 2141 VL

Netherlands

Copy to:

Christopher Healy Reed Smith LLP 599 Lexington Avenue New York, New York 10022 (212) 549-0403	Danielle Carbone Reed Smith LLP 599 Lexington Avenue New York, New York 10022 (212) 549-0229

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 3, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 28201T203

1.	Names of Reporting Persons Increasive Ventures BV
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 99,639 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 99,639 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 99,639
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.72% *
14.	Type of Reporting Person (See Instructions) IC

* The calculation is based on 3,664,180 shares of Common Stock, par value $0.001 per share, of EFactor Group Corp. (the “Issuer”) outstanding as of December 18, 2015, which is based on information reported by the Issuer in Amendment No. 3 to its Registration Statement on Form S-1, filed with the Securities and Exchange Commission (the “Commission”) on December 18, 2015 (Commission File No. 333-205885).

Cusip No. 28201T203

1.	Names of Reporting Persons Adrianus H.A.M. Prins
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,667
	8.	Shared Voting Power 99,639 (See Item 5)*
	9.	Sole Dispositive Power 1,667
	10.	Shared Dispositive Power 99,639 (See Item 5)*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 101,306
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.76% **
14.	Type of Reporting Person (See Instructions) IN

*Mr. Prins disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

** The calculation is based on 3,664,180 shares of Common Stock, par value $0.001 per share, of EFactor Group Corp. (the “Issuer”) outstanding as of December 18, 2015, which is based on information reported by the Issuer in Amendment No. 3 to its Registration Statement on Form S-1, filed with the Securities and Exchange Commission (the “Commission”) on December 18, 2015 (Commission File No. 333-205885).

Cusip No. 28201T203

1.	Names of Reporting Persons Joost Wasch
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,666
	8.	Shared Voting Power 99,639 (See Item 5)*
	9.	Sole Dispositive Power 1,666
	10.	Shared Dispositive Power 99,639 (See Item 5)*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 101,305
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.76% **
14.	Type of Reporting Person (See Instructions) IN

*Mr. Wasch disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

** The calculation is based on 3,664,180 shares of Common Stock, par value $0.001 per share, of EFactor Group Corp. (the “Issuer”) outstanding as of December 18, 2015, which is based on information reported by the Issuer in Amendment No. 3 to its Registration Statement on Form S-1, filed with the Securities and Exchange Commission (the “Commission”) on December 18, 2015 (Commission File No. 333-205885).

Introductory Note:

This Amendment No. 1 amends and supplements the Statement on Schedule 13D filed by Increasive Ventures BV (“Increasive”), Adrianus H.A.M. Prins and Joost Wasch (collectively, the “Reporting Persons”) on April 28, 2016 (the “Original Schedule 13D”, and together with this Amendment No. 1, the “Schedule 13D”) to the extent specifically set forth below.

Item 4.	Purpose of Transaction.

Paragraph 7 of Item 4 the Schedule 13D is hereby amended and replaced in its entirety with the new language set forth below:

Increasive and Magna Equities II, LLC (“Magna II”) entered into a Strict Foreclosure Agreement with the Company dated as of May 3, 2016 (the “Foreclosure Agreement”), as a result of certain defaults and events of default under their agreements with the Company, including the forbearance agreement dated as of April 1, 2016 (the “Forbearance Agreement”), for the purpose of exercising the remedies available to the Increasive under its prior agreements. Pursuant to the Foreclosure Agreement, Increasive accelerated the notes issued under the unsecured loan agreement with the Company, dated July 31, 2015 and amended on December 31, 2015 (as amended, the “2015 Loan Agreement”) and the convertible promissory notes in the aggregate principal amount of $225,000 issued in April 2016 (the “2016 Notes”), and foreclosed on the security interest in the Company’s subsidiaries’ capital stock (the Pledged Stock as more fully defined in the Stock Pledge and Security Agreement dated April 1, 2016 entered among the Company, Magna II, and Increasive in conjunction with the Forbearance Agreement) in full satisfaction of the Company’s obligations under the 2015 Loan Agreement and the 2016 Notes.

On May 24, 2016, Mr. Prins delivered a notice to the Company, forfeiting the 2015 Warrant and the Loan Warrant (each as defined below).

The Reporting Persons have no present intention to acquire any additional shares of Common Stock. As noted above, Mr. Prins resigned from the board of directors of the Issuer on April 20, 2016.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby replaced in its entirety with the following:

(a)-(b) The Reporting Persons may be deemed to beneficially own the following shares of Common Stock:

•	29,267 shares of Common Stock (the “Eleqt Shares”) acquired by Increasive pursuant to the Exchange Agreement.

•	37,305 shares of Common Stock (the “2014 Shares”) acquired by Increasive in December 2014.

•	33,067 shares of Common Stock (the “2015 Shares”) acquired by Increasive in April 2015.

Mr. Prins may be deemed to beneficially own an additional 1,667 shares of Common Stock (“Prins Director Shares”). Mr. Wasch may be deemed to beneficially own an additional 1,666 shares of Common Stock (“Wasch Advisory Board Shares”).

Increasive has (i) shared power to vote 99,639 shares of Common Stock and (ii) shared power to dispose of 99,630 shares of Common Stock, representing 2.72% of the Issuer. Mr. Prins has (i) sole power to vote 1,667 shares of Common Stock, (ii) shared power to vote 99,639 shares of Common Stock, (iii) sole power to dispose of 1,667 shares of Common Stock, and (iv) shared power to dispose of 99,630 shares of Common Stock, representing 2.76% of the Issuer. Mr. Wasch has (i) sole power to vote 1,666 shares of Common Stock, (ii) shared power to vote 99,639 shares of Common Stock, (iii) sole power to dispose of 1,666 shares of Common Stock, and (iv) shared power to dispose of 99,630 shares of Common Stock, representing 2.76% of the Issuer.

These calculations are based on 3,664,180 shares of Common Stock outstanding as of December 18, 2015, which is based on information reported by the Issuer in Amendment No. 3 to its Registration Statement on Form S-1, filed with the Commission on December 18, 2015 (Commission File No. 333-205885).

The above statement of beneficial ownership does not include the following shares, as more fully described in Item 6 below.

•	Shares of Common Stock issuable upon exercise of a warrant issued to Increasive on April 10, 2015 (the “2015 Warrant”), because Increasive has delivered the Company a notice of its decision to forfeit and surrender the 2015 Warrant without exercise.

•	Shares of Common Stock that would have been issuable pursuant to the 2015 Loan Agreement, because pursuant to the terms of the Foreclosure Agreement, all obligations under the 2015 Loan Agreement were satisfied in full.

•	Shares of Common Stock issuable upon exercise of a warrant issued to Increasive in connection with the 2015 Loan Agreement (the “Loan Warrant”), because Increasive has delivered the Company a notice of its decision to forfeit and surrender the Loan Warrant without exercise.

•	Shares of Common Stock to which Increasive was granted the right to vote upon a default of the 2015 Loan Agreement pursuant to the Pledge Agreement, because all obligations under the 2015 Loan Agreement were satisfied in full in accordance with the Forbearance Agreement.

•	Shares of Series A Preferred Stock, which Adriaan Reinders and Marion Freijsen agreed to transfer to affiliates of Increasive in connection with a default under the 2015 Loan Agreement, because the Series A Preferred Stock was never transferred to Messrs. Prins and Wasch and all obligations under the 2015 Loan Agreement were satisfied in full in accordance with the Forbearance Agreement.

•	Shares of Common Stock issuable upon exercise of the 2016 Note, because all obligations under the 2016 Note were satisfied in full in accordance with the Forbearance Agreement.

(c) The information provided in Item 6 is incorporated herein.

(d) The partners of Increasive have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Common Stock set forth in this Schedule 13D in accordance with their ownership interests in Increasive.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended after adding the following to immediately prior to the last paragraph:

Increasive and Magna II entered into a Strict Foreclosure Agreement with the Company dated as of May 3, 2016, as a result of certain defaults and events of defaults under their agreements with the Company, including under the Forbearance Agreement, for the purpose of exercising the remedies available to the Increasive under its prior agreements. Pursuant to the Foreclosure Agreement, Increasive accelerated the notes issued under the 2015 Loan Agreement and the 2016 Notes, and foreclosed on the security interest in the Pledged Stock in full satisfaction of the Company’s obligations under 2015 Loan Agreement and the 2016 Notes.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit
5	Strict Foreclosure Agreement, by and among the Company, Increasive, and Magna II and dated May 3, 2016.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date May 24, 2016

Increasive Ventures BV

/s/ Adrianus H.A.M. Prins
Signature

Adrianus H.A.M. Prins, Managing Partner
Name/Title

/s/ Adrianus H.A.M. Prins
Adrianus H.A.M. Prins

/s/ Joost Wasch
Joost Wasch

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).